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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2010___ AND ENDING ___12/31/2010___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Silver Spur Road, Suite 100

(No. and Street)

Rolling Hills Estates	California	90274
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burt M. Arnold, President   (310) 544-3545

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP

(Name – if individual, state last, first, middle name)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Burt M. Arnold___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Burt Martin Arnold Securities, Inc.___ , as of ___December 31___ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LORRIANE M. ANDERSON
Commission # 1777424
Notary Public - California
Los Angeles County
My Comm. Expires Nov 1, 2011

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010

Burt Martin Arnold Securities, Inc.
Table of Contents



StarkSchenkein, LLP

BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc., as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc., as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 15, 2011

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com

An Independent Member of BKR International

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	301,833
Receivables from brokers or dealers		847,624
Other securities		75,772
Prepaid expenses and other assets		53,137
Receivables from non-customers		138,400
Due from shareholder		49,606
Property and equipment, net		88,504
	$	1,554,876

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	895,071
Securities sold, not yet purchased		2,317
Subordinated loan		100,000
Due to clearing organization		681
		998,069

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	306,300
Retained earnings	249,507
	556,807
	$ 1,554,876

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2010

REVENUES

Commissions and floor brokerage	$ 3,309,490
Other trading income	4,303,204
Management fee and advisory income	395,018
Unrealized gain on marketable securities	223,039
Interest	12,902
Total revenues	8,243,653

EXPENSES

Employee compensation	6,808,112
Clearing fees and costs	412,888
Office expenses	916,433
Professional fees	168,595
Travel and entertainment	36,404
Total expenses	8,342,432

(LOSS) BEFORE PROVISION FOR INCOME TAXES	(98,779)
Provision for income taxes	14,223
NET (LOSS)	$ (84,556)

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Number of Shares	Amount			
Balance, December 31, 2009	100,000	$ 1,000	$ 181,300	$ 334,063	$ 516,363
Contributed capital	-	-	125,000	-	125,000
Net (loss)	-	-	-	(84,556)	(84,556)
Balance, December 31, 2010	100,000	$ 1,000	$ 306,300	$ 249,507	$ 556,807

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

OPERATING ACTIVITIES

Net (loss)	$ (84,556)
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
Depreciation and amortization	17,212
Unrealized (loss) on investment securities	(223,039)
Securities sold, not yet purchased	(249,432)
Changes in:	
Receivable from clearing organization	(240,789)
Marketable securities	557,542
Prepaid expenses	(1,784)
Receivables from non-customers	(102,688)
Due from shareholder	67,600
Accounts payable and accrued expenses	127,656
Due to clearing organization	(271,684)
Net cash (used in) operating activities	(403,962)

INVESTING ACTIVITIES

Acquisition of fixed assets	(30,876)
Net cash (used in) investing activities	(30,876)

FINANCING ACTIVITIES

Capital contribution	125,000
Net cash provided by financing activities	125,000

NET DECREASE IN CASH	(309,838)
CASH AT BEGINNING OF YEAR	611,671
CASH AT END OF YEAR	$ 301,833

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:	
Interest	$ 5,343
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010 $ 100,000

Increases   -

Decreases   -

Subordinated borrowings at December 31, 2010   100,000

The accompanying notes are an intergral part of these financial statements.

6

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Burt Martin Arnold Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA".) The Company, which was incorporated in the state of California on August 26, 1999, is based in Rolling Hills Estates, California.

The Company's primary source of revenue is providing brokerage services to customers. The Company also generates revenue through securities trading.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K)(2)(ii).

Revenue recognition

Brokerage commission and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations to the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 2 to 7 years. Total depreciation and amortization expense for the year ended December 31, 2010, was $17,212.

Income taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

The Company accounts for income taxes under FASB ASC 740-10 which requires the use of the liability method. FASB ASC 740-10 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2010. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, receivable from clearing organization, securities and accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for cash, receivable, and accounts payable and accrued expenses because they are short term in nature.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment information

The Company follows FASB ASC 280-10, "Disclosure about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Through 2010, the Company had a fully disclosed relationship agreement with Penson Financial Services, Inc. ("Penson"). The agreement states that the clearing agent clears all securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agent based on the number and size of transactions. The Company pays all costs associated with transactions executed through the clearing agent plus a fee per transaction based on the amount of business transacted during the month. The agreement requires, and the Company maintains, a cash deposit with Penson which is included in receivable from clearing organization. The cash deposit at December 31, 2010, is $100,000.

The Company currently transacts all of its brokerage business through Penson. Should Penson not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Penson's ability to continue to perform under the agreement as well as the creditworthiness of Penson. It is the Company's policy to review, as necessary, the credit standing and financial viability of Penson.

Amounts receivable from and payable to the clearing organization at December 31, 2010, consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 100,000	$ --
Payable to clearing organization	--	681
Fees and commissions receivable	134,577	--
	$ 234,577	$ 681

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned
Corporate Stocks	$ 691,117

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2010:

Leasehold improvements	$ 70,995
Computer equipment	52,661
Furniture and fixtures	48,926
Office equipment	15,903
	188,485
Less accumulated depreciation	(99,981)
Net property and equipment	$ 88,504

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $314,923, which was $120,423 in excess of its required net capital of $194,500. The Company's ratio of aggregate indebtedness to the net capital was 284%.

NOTE 6 – COMMITMENTS

The Company leases office space from an unrelated party under a lease that expires December 31, 2014. Total rent expense for the year ended December 31, 2010, was $58,035. The future minimum lease payments are $46,860 per year until the year ending December 31, 2014.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses from this, to date.

NOTE 8 – INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

During 2009 the Company converted from cash to accrual basis for tax purposes. This conversion resulted in a net adjustment of $272,559. This amount is to be paid through 2012. Included in the tax effect is a Federal tax rate of 18% and State tax rate of 8.84%. As of December 31, 2010, the Company's estimated income taxes payable is $55,679 which is due over the next two years.

NOTE 9 – SUBORDINATED DEBT

On April 23, 2009, the Company obtained a subordinated loan pursuant to a subordinated promissory note from the President. The loan is in the aggregate principal amount of $100,000, bears no interest, is payable on for before June 30, 2011. The subordinated loan was incurred and shall be used as part of the Company's capital and shall be subject to the risks of the business.

NOTE 10 – SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Stockholder's equity per Statement of Financial Condition		$ 556,807
Add:	Subordinated debt	100,000
Less:	Total nonallowable assets	(329,647)
	Haircut of marketable securities	(12,237)
Net Capital		$ 314,923
Aggregate indebtedness - items included in financial statements		$ 895,752
Basic net capital requirement		$ 100,000
Excess net capital		$ 214,923
Ratio aggregate indebtedness to net capital		284%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Burt Martin Arnold Securities, Inc.
Schedule III - Computation For Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2010

Burt Martin Arnold Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Burt Martin Arnold Securities, Inc. (the Company), for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com

An Independent Member of BKR International

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

Denver, Colorado
February 15, 2011

SIPC-7	**SECURITIES INVESTOR PROTECTION CORPORATION**	SIPC-7

| **SIPC-7** | SECURITIES INVESTOR PROTECTION CORPORATION | **SIPC-7** |

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended _____December 31_____ , 20 _10_
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053073   FINRA   DEC
BURT MARTIN ARNOLD SECURITIES INC   20*20
D/B/A BMA SECURITIES
608 SILVER SPUR RD STE 100
ROLLING HILLS ESTATES CA 90274-3704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
_____

2. A. General Assessment (item 2e from page 2) $ 19,972

   B. Less payment made with SIPC-6 filed (exclude interest)   (11,557   )
       8/26/2010
       _____
          Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,415

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____
_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,243,653

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.   ($6,334)

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   ($198,100)

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ($50,590)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   ($255,024)

2d. SIPC Net Operating Revenues $ 7,988,629

2e. General Assessment @ .0025 $ 19,972

(to page 1, line 2.A.)

2



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Burt Martin Arnold Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Burt Martin Arnold Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Burt Martin Arnold Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burt Martin Arnold Securities, Inc.'s management is responsible for the Burt Martin Arnold Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report relates only to the schedule referred to above and does not extend to any financial statements of Burt Martin Arnold Securities, Inc., taken as a whole.

StarkSchenkein, LLP

February 15, 2011